July 15, 2008

VIA EDGAR AND OVERNIGHT MAIL

Mr. Damon Colbert, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3561
Washington, DC 20549

Re:Aftersoft Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1/A
(formerly on Form SB-2)
Filed on March 20, 2008
File No. 333-140758

Dear Mr. Colbert:

We are counsel to Aftersoft Group, Inc. (“Aftersoft,” the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated April 18, 2008, relating to the above-captioned registration statement. Captions and section headings herein will correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2 to the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Registration Statement Cover Page

1.
We note the revision to the registration statement fee table. The fee is determined at the time the shares are initially included in the registration statement. Please revise to reflect the prior fee for the shares included in the prior registration statement. The 300,000 additional shares included in this amendment would reflect the current fee rate.

The Company has revised the registration statement fee table to reflect the current fee rate for the 300,000 additional shares included in this amendment.

Prospectus Cover Page

2.	Please highlight the cross-reference to the risk-factors section. See Item 501(b)(5) of Regulation S-K.

Mr. Damon Colbert
Securities and Exchange Commission

The Company has highlighted the requested language on the prospectus cover page.

Inside Front Page of Prospectus

3.
We note the statement that the “information in this prospectus may only be accurate as of the date of this prospectus regardless of the time of delivery of this prospectus or of any disposition of our common stock.” It is not clear what period of time this statement is meant to address. We also note the statement that “the prospectus is accurate only as of the date the dividend is distributed.” Since this document also covers a selling shareholder, this statement is unclear. If the distribution of your shares of common stock is not complete, it would appear that you would have a duty to update the prospectus of material changes to your business consistent with the undertakings in Part II of your registration statement. Please advise.

The Company has deleted from the inside front page of the prospectus the statement that “the prospectus is accurate only as of the date the dividend is distributed and the total shares are registered.” The Company also has deleted from the inside front page of the prospectus the phrase “regardless of the time of delivery of this prospectus or of any disposition of our common stock” from the sentence that begins “The information in this prospectus may only be accurate as of the date of this prospectus.”

Prospectus Summary, page 1

4.
We reissue comment four from our letter dated July 9, 2007. Please briefly describe the current business of ADNW and any of its subsidiaries with which you are affiliates. The reference to a database is unclear. In addition, please provide us with an analysis as to whether ADNW is a smaller reporting company. We may have further comment.

The Company has added the requested disclosure in the prospectus summary.

The Company has calculated that ADNW has a market capitalization of $14,177,525, which is less than $75 million dollars, and therefore is a smaller reporting company. This figure was determined by multiplying the number of shares of public common equity float at August 31, 2007 (45,733,950 shares)(the last business day of its second fiscal quarter) by $0.31 (the closing sales price of ADNW stock on the Pink Sheets on August 31, 2007).

5.	We note that EXP and DSS were sold on November 12, 2007. Please disclose the material terms of the sale.

The Company has added the requested disclosure in the prospectus summary and the business section.

Summary Financial Data, page 4

6.	Please disclose that the amounts, except per share data, are stated in thousands.

The Company has added the requested disclosure under Summary Financial Data and we have updated this section to include financial data for the nine-month period ended March 31, 2008 and 2007.

Mr. Damon Colbert
Securities and Exchange Commission

Risk Factors, page 6

7.
We note that ADNW is not current in its reporting obligations. Provide clear disclosure throughout the prospectus and add a risk factor. In light of these delinquencies, provide a supplemental analysis as to why it would be in the public interest to declare the registration statement effective. We direct you to Item 461(b) of Regulation C.

The Company has provided the requested disclosure on pages 1 and 13, however, we respectfully believe that it is not necessary to provide a related risk factor as the fact that ADNW is not current in its reporting obligations does not pose any risks to Aftersoft shareholders. Management believes that it would be in the public interest to declare this registration statement effective even though ADNW is not current in its reporting obligations, because it will enable Aftersoft to focus on its current business as opposed to focusing on two separate businesses for which there currently are no synergies.

Majority Stockholder Distributing Securities and Additional Selling

Shareholder Distributing Securities, page 13

8.
We note your disclosure: “The Additional Selling Shareholder may from time to time offer all or some of the shares pursuant to this offering.” If this disclosure means that Rule 415 of the Securities Act of 1933 is applicable to your transaction, please add the Rule 415 language and box to your registration statement cover page. Please see Form S-I.

The Company believes that Rule 415 is applicable to this transaction, and has added the requested language and box to the registration statement cover page.

Plan of Distribution, page 14

9.	Please add disclosure to define “ex-dividend date.”

The Company has added the requested disclosure to the Plan of Distribution as well as to the section entitled “Majority Stockholder Distributing Securities and Additional Selling Shareholder Distributing Securities.”

10.	Please add disclosure to clarify the meaning of “the Group.”

The Company has deleted the reference to “the Group” and replaced it with “the company.”

11.
We reissue comment 14 from our letter dated July 9, 2007. Please explain the business purpose(s) for the spin-off, In particular, we note that the board of ADNW was contemplating a spin-off in the fall of 2005; however, we note that the reverse acquisition with W3 creating Aftersoft did not occur until December 2005. Also, explain in greater detail the separation of “the Group” activities. Lastly, explain how the spun-off company would be a “more focused enterprise” that would allow the market to better “understand and value the company.”

The Company has added the requested disclosure at page 12. The disclosure has been moved away from the Plan of Distribution Section to the “Majority Stockholder Distributing Securities and Additional Selling Shareholder Distribution Securities” section.

Mr. Damon Colbert
Securities and Exchange Commission

12.
We reissue comment 17 from our letter dated July 9, 2007. Please tell us whether the approval of ADNW shareholders is required for the spin-off, and if not, explain why. We note your supplemental response that Aftersoft has neither control nor authority over ADNW. However, ADNW is your parent and therefore controls Aftersoft. In addition, the approval of ADNW shareholders would relate directly to the spin-off transaction that is being registered by Aftersoft.

The Company does not believe that approval of ADNW shareholders is required under Delaware law or pursuant to ADNW’s certificate of incorporation, as the dividend has been approved by ADNW’s Board of Directors. Section 170(a) of the Delaware General Corporation Law (the “DGCL”) permits directors of a corporation to “declare and pay dividends upon the shares of its capital stock,” subject to any restrictions in the company’s certificate of incorporation. Dividends may be paid in “cash, in property, or in shares of the corporation's capital stock,” pursuant to Section 173 of the DGCL. Further, ADNW’s governing documents do not require shareholder approval for declaration and payment of a dividend. Additionally, the Company has neither control nor authority over ADNW and/or ADNW’s relationship with its shareholders. The share dividend by ADNW is strictly within ADNW’s control. Accordingly, the Company did not seek the approval of the Company’s shareholders regarding ADNW’s decisions regarding the anticipated stock dividend.

However, even if shareholder approval were required, the Company believes that it has the required number of votes for approval without Aftersoft’s voting its block of stock.

13.
We note your disclosure: “We understand that ADNW will effectively cease operations and become dormant following the distribution of the Dividend Shares.” Please add disclosure to clarify exactly what you mean by “become dormant.” Also, reconcile this disclosure with the disclosure in the summary which refers to ADNW retaining databases to supply data to the automotive industry through its UK subsidiaries. Lastly, clarify whether ADNW, as a dormant company, may merge with a private company following the spin-off.

The Company has deleted the quoted sentence and has revised the disclosure at pages 12-13 to clarify ADNW’s status. Additionally, the Company has informed us that ADNW has no plans to merge with a private company following the spin-off.

14.
We reissue comment 24 from our letter dated July 9, 2007. Please confirm to us whether any shareholder of ADNW so controls ADNW that the shareholder essentially has decided on ADNW undertaking the spin-off. In addition, we note your supplemental response that Aftersoft owns approximately 26.62% of ADNW for assuming certain liabilities of ADNW. We are unable to locate such disclosure in the prospectus. Add clear disclosure of this transaction and clarify the liabilities assumed. Lastly, explain how the spin-off will occur in light of this ownership of Aftersoft in ADNW.

The Company confirms that no shareholder of ADNW so controls ADNW that the shareholder has essentially decided on ADNW undertaking the spin-off.

Subsequent to our supplemental disclosure, the Company sold 5,231,622 shares out of the aggregate 27,631,622 shares of ADNW common stock that it received for assuming certain liabilities of ADNW and utilized 2,000,000 of the shares to settle certain liabilities of Aftersoft, including legal fees. The Company also has independently undertaken not to vote the balance of the shares it owns in ADNW (20,400,000) so as to avoid any concern regarding its influence on its parent company’s affairs. The Company has added a description of these transactions to the “Plan of Distribution” on page 14, the “Certain Relationships and Related Transactions and Director Independence” section which begins on page 53, and has added the Company to the post-spin-off beneficial ownership table which appears on page 24.

Mr. Damon Colbert
Securities and Exchange Commission

15.
We note the reference to the shareholders receiving shares in the spin-off distribution as “selling shareholders” on page 15. The registration statement is registering the spin-off and not the resale of such shares. Please revise the disclosure accordingly.

The Company has revised the second sentence of the paragraph on page 15 to read as follows:

The term “selling stockholders” includes ~~ADNW’s shareholders who receive Dividend Shares~~ ADNW and the Additional Selling Shareholder whose Additional Shares are being registered, as well as pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholders as a pledge, gift, partnership distribution or other non-sale related transfer.

Legal Proceedings, page 18

16.
Disclose the material terms of the legal proceeding involving Mr. Blumenthal. Disclose the date the lawsuit was filed and the court where the proceedings were pending, the material facts, and the settlement terms.

The Company has added the requested disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 23

17.	Disclose the control person(s) for each entity listed in the security ownership tables.

The Company has added the requested disclosure.

18.	Because you identify Michael Jamieson as one of your named executive officers, please add disclosure regarding his security ownership to the table on page 23. Please see Item 403(b) of Regulation S-K.

The Company has added the requested disclosure.

Description of Business, page 27

19.
We note your references to industry information provided by Automotive Aftermarket Industry Association on pages 29 and 36. Please file its consent or confirm that data it provided is available either for free or at a nominal cost. See Rule 436 of Regulation C.

The Company has deleted all references to industry information provided by the Automotive Aftermarket Industry Association.

20.
On page 35, please revise the following sentence to enhance the clarity of your disclosure, or tell us why you believe it should not be revised: “Within the warehouse distribution segment, we will continue to support our legacy system in the same that our competitors our doing.”

The Company has clarified the disclosure.

Mr. Damon Colbert
Securities and Exchange Commission

21.	On page 35, please revise the following paragraph to enhance the clarity of your disclosure, or tell us why you believe it should not be revised:

Within the auto service retail and tire segments of the market, the tire segment being broken down into, retail, wholesale and commercial. We believe that by focusing on providing the “best in breed” solution for customers of all sizes, integrating and extending the functionality of our solution for the entire supply chain, we will be able to offer clients more than our competitors Giving customers the opportunity to move away from existing legacy systems that restrict market opportunities, tie-ins and require costly maintenance of old legacy systems.

The Company has clarified the disclosure.

22.	Please add the disclosure specified by Item 101(h)(5) of Regulation S-K.

The Company has added the requested disclosure.

Management’s Discussion and Analysis of Financial Condition and
Results of Operations, page 36

23.
We note your statement in this section and on page 58 that the prospectus includes forward-looking statements as such term is defined in the Securities Act of 1933. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by companies that issue penny stock. Please either:

•	delete any references to the Private Securities Litigation Reform Act; or

•	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

The Company has deleted all references to the Private Securities Litigation Reform Act.

24.
We reissue comment 40 from our letter dated July 9, 2007. The Management’s Discussion and Analysis (“MD&A”) section is one of the most critical aspects of your disclosure, As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known tends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

The Company has revised this section as requested.

25.	We note that you reference an independent valuation of goodwill at ASNA on page 42. Please name the expert from whom you received the valuation and file a consent from the expert.

Mr. Damon Colbert
Securities and Exchange Commission

The Company has revised the paragraph which previously appeared on page 42 to read as follows:

Following operating losses at ASNA during this fiscal period 2007 and after an ~~independent valuation~~ analysis of goodwill at ASNA, ~~the~~ management ~~have~~ recognized an impairment of $3,100,000 in 2007 that is not expected to recur. ~~as the Company executes on its growth plans and invests capital raised within the US operation~~.

While management did employ the services of an outside firm for the valuation of goodwill, ultimately, management made its own determination of impairment, which calculation was used in preparation of the Company’s financial statements. The initial statement, “after an independent valuation,” was a temporal reference, and therefore was omitted from Amendment No. 3 so as not to mislead the reader.

26.
We note your response to comment 46 of our letter dated July 9, 2007. Please tell us what circumstances caused CarParts to accrue for potential sales tax liabilities when it abandoned its Internet retailing business in June 2001. It appears that such tax liabilities would have been recognized at the same time that the related sales were recorded. Explain what statute of limitations expired and when. Explain to us why the company did not accrue for the sales tax liabilities in prior periods when the sales were recorded.

The Company has advised us that CarParts was located in California and sold auto parts via the Internet. The only office that CarParts maintained was in California and all employees were located in that office. CarParts did not have order-taking representatives in any other state and no employee visited any state to solicit business. CarParts shipped products to customers that purchased goods over the Internet, and because it did not have employees visiting the state and did not maintain an office, it was considered an Out-of-State retailer and was exempt from collecting and remitting sales tax to the various states. The burden to remit sales tax fell to the customers located in the various states.

Although the Company believed it was exempt from collecting and remitting sales taxes on sales outside of California, during the audit for 2001 the outside auditors insisted the Company provide for this potential liability as certain other states were attempting to create a legal obligation to collect and remit sales taxes for Internet retailers. The Company complied with the request and recorded the liability.

During 2001, CarParts ceased selling auto parts over the Internet, and changed the business to developing and selling software.

The various states to which CarParts sold and shipped products have statutes which include the following or similar language: “[a]ny tax lien granted by law to the state shall expire five years after the date the tax is assessed or becomes delinquent whichever is later.” Over the years since the liability was recorded, the Company was audited by the states with the potentially largest sales tax obligation. In some cases the Company was found to be exempt from collecting sales tax and in some audits a sales tax liability was assessed.

At the conclusion of the fifth year, when the ability to collect taxes by the various states expired, the Company determined it was no longer liable for the taxes and the liability was written off.

Mr. Damon Colbert
Securities and Exchange Commission

27.
On page 46, please revise the following sentence to enhance the clarity of your disclosure, or tell us why you believe it should not be revised: “While we believe our present revenues will support our current business going forward, and the recent successful closing of debt funding will enable us to capitalize on the opportunities presented to us.”

The Company has deleted the subsection entitled “Summary” in its entirety from the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

28.	On page 48, please add disclosure to clarify the meaning of “thru-put.”

The Company has deleted the term “thru-put” and replaced it with the term “efficient use.”

Certain Relationships and Related Transactions, page 51

29.
Please revise your disclosure at the first bullet on page 51 so that it complies with Item 404(a)(5) of Regulation S-K. For instance, with respect to the advances you discuss, the amount of advances outstanding should be disclosed as of the latest practicable date. Please see Item 404(d)(l) of Regulation S-K.

The Company has revised the disclosure as requested.

30.	Please expand your disclosure concerning the three acquisitions and the transactions with ADNW to include the information required by Item 404(a) of Regulation S-K.

The Company has revised the disclosure as requested.

31.	Please add the disclosure required by Item 407(a) of Regulation S-K.

The Company has added the requested disclosure.

32.
Please tell us the names of the third parties who purchased property and equipment from the registrant for $308,000 in fiscal 2006 and who purchased Euro Soft for $1.4 million on June 10, 2006. Explain any relationship between these third parties and the registrant and ADNW.

The Company has informed us that in December 2005, the Company sold property and equipment to Choice Office Furniture Limited for $308,000, who paid the $308,000 directly to ADNW. On June 10, 2006, the Company sold 100% of the outstanding Common Stock of Euro Soft (which by then had its own operations) to Capital Computers Limited for $1,400,000. The proceeds from the sale of Euro Soft were paid by Capital Computers Limited directly to ADNW. The Company has informed us that no prior or subsequent relationship existed between ADNW or Aftersoft with either Choice Office Furniture Limited or Capital Computers Limited.

Executive Compensation, page 54

Compensation Targets

33.
Your disclosure that your compensation committee is setting competitive targets seems to conflict with your disclosure on page 57 under the heading “How the Elements Interact,” which seems to indicate that certain of your compensation targets have been set. Please reconcile this disclosure. Also, please disclose the specific performance targets used to determine incentive amounts if the targets have been established.

Mr. Damon Colbert
Securities and Exchange Commission

The Company has reconciled this disclosure to clarify that performance targets have not yet been set.

Financial Statements, page 61

Consolidated Balance Sheet, page F-2

34.
Please provide a consolidated balance sheet as of June 30, 2006. In addition, expand your footnote disclosures to provide balance sheet information as of June 30, 2006, to the extent applicable. Refer to Rule 8-02 of Regulation S-X for additional guidance.

The Company has added the consolidated balance sheet as of June 30, 2006 and expanded the footnote disclosures, as applicable.

Note 1. Summary of Significant Accounting Policies, page F-7
Goodwill, page F-11

35.	Please disclose the goodwill for each reportable segment and any significant changes in the allocation of goodwill by reportable segment. Refer to paragraph 45 of SFAS 142 for additional guidance.

The Company has added the requested disclosure.

Note 2. Acquisitions and Dispositions, page F-16

36.
We note that you recorded an increase to goodwill as a result of payments by ADNW to the former owners of EXP and CSC. Please tell us where the corresponding credit is recorded in your consolidated financial statements.

The Company has informed us that the increase in goodwill was recorded with a corresponding reduction to “Amount due from Parent Company,” which has been added to Note 2.

Interim Consolidated Financial Statements as of and for the Three Months Ended December 31, 2007, page F-29

37.
We note your response to comment 24 of our letter dated July 9, 2007. Please disclose as a subsequent event in the footnotes to your interim financial statements the March 2008 transaction in which you received 27.6 million shares of your parent, ADNW, Inc. in exchange for the assumption of liabilities. Please disclose the ownership percentage of ADNW that you will have after the transaction and the reasons for undertaking the transaction. Also disclose the nature and amounts of the liabilities assumed by ADNW, Inc. Explain how the transaction will be accounted for and reflected in your consolidated financial statement.

The Company has added the requested disclosure. See Note 4 on page F-45.

Consolidated Balance Sheet. page F-29

38.
Please provide a consolidated balance sheet as of June 30, 2007. In addition, expand your footnote disclosures to provide balance sheet information as of June 30, 2007, to the extent applicable. Refer to Rule 8-03 of Regulation S-X for additional guidance.

Mr. Damon Colbert
Securities and Exchange Commission

The Company has added the consolidated balance sheet as of June 30, 2007 and expanded the footnote disclosures, as applicable.

Note 5. Long-Term Debt, page F-43

39.	Please disclose the assumptions used in applying the Black Scholes model to estimate the fair value of your warrant issuances.

The Company has added the requested disclosure.

Part II

Indemnification of Directors and Officers, page 63

40.	Please delete the reference to “Advanced Media.”

The Company has deleted the reference to “Advanced Media.”

Recent Sales of Unregistered Securities, page 63

41.
On page 64, for the transaction where you issued a “total 5,208,337 shares of Common Stock at $0.48 and 5,208,337 warrants to purchase common stock at $1.00,” please add the disclosure required by Item 701(a) of Regulation S-K.

The Company has added the requested disclosure required by Item 701(a) of Regulation S-K.

42.
Please revise your disclosure pertaining to each transaction so that it complies fully with Item 701(d) of Regulation S-K. You do not briefly state the facts relied upon to make the exception available for each transaction and do not state the date of sale for all of the transactions.

The Company has added the requested disclosure.

43.
Please include all recent sales of unregistered securities in this section. For example, your disclosure elsewhere indicates that the 300,000 shares of common stock issued to Mr. Blumenthal were issued in 2007. This transaction does not appear in this section.

The Company has included all recent sales of unregistered securities in this section. The common stock issued to Mr. Blumenthal appears under Note (4) to this section and the Company has revised this disclosure to so reflect.

Exhibits, page 66

44.	Please file a complete copy of your certificate of incorporation, as amended, as an exhibit. Please see Item 601(b)(3)(i) of Regulation S-K.

The Company has filed a complete copy of the certificate of incorporation, as amended, as exhibit 3(i) and the exhibit list has been changed to so reflect.

Mr. Damon Colbert
Securities and Exchange Commission

Exhibit 5.1

45.
We note that the legality opinion indicates that you are registering the shares to be sold by selling shareholders. Please revise to separate into the two transactions being registered: the spin-off, and the selling shareholder offering.

The legality opinion has been revised as requested.

Signatures

46.	Please include the signature of the controller or principal accounting officer, as required by Instruction 1 to Form S-1.

The Company has added the signature of its principal accounting officer.

Exchange Act Filings

47.	Please revise your Exchange Act filings in accordance with the comments on the financial statements and related disclosures, as applicable.

Pursuant to a conference call on June 6, 2008, between Ryan Milne, the Company, and the Company’s counsel and auditors, the Company has considered the comments as they relate to its Exchange Act filings and respectfully believes that none of the changes made pursuant to these comments constitute material changes to the financial statements and related disclosures. Accordingly, the Company does not believe that it is necessary to revise any of its prior Exchange Act filings. However, the Company was guided by these comments when it prepared its Form 10Q for the quarter ended March 31, 2008. Moreover, the Company intends to be guided by these comments in any future Exchange Act filings.

*************

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at 212-752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch
David E. Danovitch

cc: Aftersoft Group, Inc.